Exhibit 99.1

Gold Royalty Completes US$103.5 Million Bought Deal Financing

Vancouver, British Columbia – December 11, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the closing of its previously announced public offering (the “Offering”) of common shares of the Company. Pursuant to the Offering, the Company issued, on a bought deal basis, 25,875,000 common shares (the “Common Shares”), including 3,375,000 Common Shares pursuant to the full exercise of the over-allotment option, at a price of US$4.00 per share, for aggregate gross proceeds of US$103.5 million.

The Offering was completed pursuant to an underwriting agreement dated December 8, 2025, between the Company and a syndicate of underwriters led by National Bank Capital Markets, BMO Capital Markets, and RBC Capital Markets as joint bookrunners.

As announced on December 8, 2025, the Company intends to use the net proceeds of the Offering to fund all or a portion of the consideration for its acquisition of an existing royalty on the Pedra Branca mine from BlackRock World Mining Trust plc (the “Acquisition”), and for general corporate purposes. Pedra Branca is an operating copper and gold mine located in Brazil and currently owned and operated by a subsidiary of BHP Group Limited.

The Offering was made in each of the provinces and territories of Canada, other than Quebec and Nunavut, by way of a prospectus supplement to the Company’s Canadian short form base shelf prospectus dated August 2, 2024. The Company has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (File No. 333-280817), which was declared effective by the SEC on August 2, 2024. A prospectus supplement and accompanying shelf prospectus (forming part of the registration statement) relating to the Offering was filed with the SEC. These documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. An electronic or paper copy of the base shelf prospectus, the preliminary prospectus supplement and the final prospectus supplement (when filed) as well as any amendment to the documents may be obtained in Canada, without charge, from National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, by phone at (416)-869-8414, or by email at NBF-Syndication@bnc.ca, from BMO Nesbitt Burns Inc., Attn: Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by phone at (905)-791-3151, or by email at torbramwarehouse@datagroup.ca, or from RBC Dominion Securities Inc., Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2, by phone at (416)-842-5349, or by e-mail at Distribution.RBCDS@rbccm.com, and in the United States by contacting National Bank of Canada Financial Inc., Attn: Equity Capital Markets, 65 E. 55th St., 8th Floor, New York, New York, 10022, by phone at (416)-869-8414, or by email at NBF-Syndication@bnc.ca, from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 West 42nd Street, 32nd Floor, New York, New York, 10036, or by email at bmoprospectus@bmo.com, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York, 10281-8098; Attn: Equity Syndicate, by phone at (877)-822-4089, or by e-mail at equityprospectus@rbccm.com by providing the contact with an email address or address, as applicable.. The Offering was also made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. On completion of the Offering, the Company had 223,375,625 Common Shares outstanding.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the proposed Acquisition. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the proposed Acquisition will be satisfied in a timely manner. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the possibility that the proposed Acquisition does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents, available under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, prospectuses and prospectus supplement, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.